Securities and Exchange Commission
                             Washington, D.C. 20549
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                                In the Matter of

                                TUXIS CORPORATION

                                11 Hanover Square
                             New York, NY 10005-3452

                                File No. 811-3934
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           Amendment No. 1 to Application Pursuant to Section 8(f) of
            The Investment Company Act of 1940 for an Order Declaring
              That Applicant has Ceased to be an Investment Company


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                    Communications regarding this Application
                             should be addressed to:


                            Stephanie A. Djinis, Esq.
                       Law Offices of Stephanie A. Djinis
                              1749 Old Meadow Road
                                    Suite 310
                                McLean, VA 22102
                                 (703) 873-0885

I. NATURE OF RELIEF SOUGHT BY APPLICANT

         Tuxis Corporation ("Applicant") seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the "Act"), declaring that Applicant has ceased to be an investment company, because it is no longer an "investment company" within the meaning of Section 3(a) of the Act.

II. BACKGROUND

         Applicant was incorporated under the laws of the State of Maryland on December 8, 1983 and commenced operations on March 7, 1984 as Bull & Bear Tax-Free Income Fund, a diversified series of shares of Bull & Bear Municipal Securities, Inc., an open-end management investment company registered under the Act. On November 8, 1996, upon stockholder approval, Applicant registered under the Act as a closed-end investment company as Bull & Bear Municipal Income Fund, Inc. by filing Forms N-8A and N-2. In 1998, stockholders approved proposals to change Applicant's investment objective and certain investment policies, to change Applicant's name to Tuxis Corporation, and to change the classification of Applicant from a diversified investment company to a non-diversified investment company.

         In October 2001, Applicant's stockholders approved proposals to change the nature of Applicant's business so as to cease to be an investment company and to amend Applicant's fundamental investment policies regarding concentration and investing directly in real estate. Subsequently, Applicant's management ceased all activities relating to investment securities and has established operations in the real estate business.

         Applicant has timely filed annual reports with the Securities and Exchange Commission ("Commission") and mailed the same to its stockholders. Applicant is a corporation in good standing under the laws of the State of Maryland.

         Applicant is currently authorized to issue one billion (1,000,000,000) shares of common stock, with a par value of ($.01) per share. As of March 31, 2005, 983,776 shares of common stock of Applicant were outstanding. These shares are listed on the American Stock Exchange ("AMEX") and are held by approximately 600 beneficial owners. Applicant does not have any other securities outstanding.

III. ACTION REGARDING DEREGISTRATION

A.       Stockholder Approvals

         At a special meeting held on October 31, 2001 and adjourned to November 7, 2001 ("Special Meeting"), Applicant's stockholders approved a proposal to change the nature of Applicant's business so as to cease to be an investment company ("Proposal"). The Special Meeting proxy statement (see Exhibit A) noted that, upon approval of the Proposal, Applicant intended to: (i) operate businesses directly or through companies in which it held a majority or otherwise controlling interest; and (ii) apply for an order from the Commission finding and declaring that it had ceased to be an investment company.

         In connection with the Proposal, the stockholders approved amending Applicant's fundamental investment policies regarding concentration and investments in real estate to provide as follows:

         The [Applicant] may purchase, hold and sell real estate directly, or indirectly through (without limitation) securities that are secured by real estate or interests therein or issued by companies, limited partnerships or other entities which invest or deal in real estate or interests therein or real estate investment trusts ("REITs").

         The [Applicant] will invest 25% or more of the value of its total assets in the real estate and services industries.

         Further, in connection with the Proposal, the stockholders approved amendments to Applicant's charter to eliminate references to the Act. The proxy statement provided that, if approved, such amendments to Applicant's charter would be filed with the Maryland State Department of Assessments and Taxation and made effective on or after the date an order is obtained under Section 8(f) of the Act, declaring that Applicant has ceased to be an investment company.

B.       Board Action

         In connection with its conversion to an operating company, in 2001 the Applicant transitioned from external to internal management. The proxy statement for the Special Meeting stated that if stockholder approval of the Proposal were received, the Applicant's Board of Directors ("Board") and its investment adviser at the time, CEF Advisers, Inc., would terminate the investment management agreement. In accordance with this disclosure, the Board terminated the investment management agreement effective at the end of business on November 30, 2001. Commencing December 1, 2001, Applicant's officers assumed management of Applicant's affairs, subject to the general oversight of the Board.

         On December 12, 2001, the Board adopted a new non-fundamental investment policy providing that Applicant will seek to achieve its investment objective by investment in operating businesses and/or investment securities as the officers of Applicant deem appropriate, consistent with the stockholder-approved mandate to transition Applicant from a registered investment company to an operating company. At that time, the Board also eliminated Applicant's non-fundamental investment policy that required investment of at least 50% of its assets in municipal securities and the balance primarily in securities of selected growth companies and tax-advantaged investments. These changes became effective January 1, 2002.

C.       Applicant's Business Operations

         Upon approval of the Proposal, Applicant's management commenced a business review, development, and acquisition program with respect to the real estate and services industries. In 2002, management reviewed a number of real estate acquisition candidates.

         In the third quarter of 2003, Applicant entered into a contract to purchase a 16,000 square foot commercial property on 1.7 acres located at 3814 Route 44, Mabbettsville, Dutchess County, New York ("Mabbettsville Property"), subject to various conditions. That purchase contract was assigned to a new wholly-owned subsidiary of Applicant called Tuxis Real Estate I LLC ("TRE-I").

         On January 20, 2004, Applicant formed a new wholly-owned subsidiary called Tuxis Operations LLC ("TOP"). TOP provides all management services required for operation of real estate properties owned by Applicant either directly or through subsidiaries.

         On January 30, 2004, TRE-I closed on the acquisition of the Mabbettsville Property. TRE-I is the sole titleholder of the Mabbettsville Property.

         On February 11, 2004, a third new wholly-owned subsidiary of Applicant, called Tuxis Real Estate II LLC ("TRE-II"), agreed to purchase, subject to customary and other closing conditions, certain property adjoining the Mabbettsville Property ("Adjoining Mabbettsville Property") as part of Applicant's overall re-development and enhancement of the site.

         On February 25, 2004, Applicant formed a fourth new wholly-owned subsidiary called Tuxis Real Estate Brokerage LLC ("TEB"). Having received its real estate brokerage license on April 14, 2004, TEB will act as a real estate brokerage firm representing institutional and retail parties seeking to buy, sell, lease or exchange primarily commercial properties in the State of New York.

         On February 25, 2004, Applicant announced that it had appointed Robert
J. Mathers as Vice President - Operations of TOP. Mr. Mathers oversees the development and operations of Applicant's real estate properties in Mabbettsville, New York.

         On April 19, 2004, TRE-II closed on the acquisition of the Adjoining Mabbettsville Property. TRE-II is the sole titleholder of the Adjoining Mabbettsville Property.

         Through TOP, Applicant intends to renovate the Mabbettsville Property and the Adjoining Mabbettsville Property building and landscaping, obtain requisite zoning and other permits, engage in an active leasing program, and operate the sites for multiple tenants in retail and other businesses. During the second and third quarters of 2004, Mark Winmill, President of Applicant, prepared for and participated in several zoning variance meetings for the development of the Mabbettsville Property. At the meetings, Mr. Winmill discussed with town officials, merchants and residents Applicant's plans for refurbishing and developing the Mabbettsville Property into a high-end retail shopping center. A parking variance was approved on July 20, 2004 by the Zoning Board of Appeals of the Town of Washington. In this connection, Applicant has consulted lawyers, architects, and engineers in preparation of the variance and other applications filed with the Zoning Board of Appeals of the Town of Washington and the Planning Board of the Town of Washington. Applicant expects that the property will be substantially re-developed in 2005 and that potential tenants would be able to occupy the premises in 2005. In addition, Applicant's subsidiary, TRE-II, leased the Adjoining Mabbettsville Property to a tenant to operate a food service business at the property during the 2004 season. TRE-II entered into a five-year lease commencing April 1, 2005 on that property with a food service business. The lease provides for aggregate rental payments to TRE-II of $225,000 over five years.

         Applicant has continued acquiring real estate in Dutchess County, New York. Specifically, on August 4, 2004, Applicant agreed to purchase, subject to various conditions, a parcel of land of approximately 215 acres in Dutchess County, New York (the "Land Parcel"). On March 10, 2005, a fifth wholly-owned subsidiary of Applicant, called Winmark Properties I LLC ("Winmark I"), closed on the acquisition of the Land Parcel. Winmark I is the sole titleholder of the Land Parcel.

         Applicant's officers continue to review actively other acquisition opportunities in the same locality, including properties of various types and uses.

         Applicant is a holding company, with multiple subsidiaries corresponding to each line of its real estate business: ownership; management and operations; and sales and leasing. Accordingly, the businesses of TRE-I, TRE-II and Winmark I consist of holding title to real estate. TOP operates and manages the properties owned by TRE-I, TRE-II, and Winmark I. TEB acts as broker in the purchase, sale and lease of real estate. This ownership structure reflects Applicant's current business plan to conduct operations directly or through majority or wholly-owned subsidiaries.

         On March 1, 2004, Applicant announced that, commencing March 1, 2004, the determination and publication of its net asset value would be performed on a monthly basis as of the end of each calendar month. Applicant also announced that, effective April 30, 2004, its net asset value accounting agreement with an external service would be terminated and, effective May 1, 2004, net asset value would no longer be outsourced but would be calculated internally.

         Currently, neither Applicant nor any of its subsidiaries own any "investment securities" as defined in Section 3(a)(2) of the Act ("Investment Securities"). No officer of Applicant or its subsidiaries currently spends any time engaged in the business of investing, reinvesting, owning, holding, or trading in securities for Applicant or its subsidiaries.

         Applicant intends to concentrate its assets and operations in the real estate and services industries. Applicant's current business plan calls for development of operations in the real estate brokerage services business as well as in the property management services business. Applicant may develop other services businesses in the future, consistent with the shareholder mandate it received in connection with approval of its conversion to an operating company. Applicant intends to operate its services businesses directly or through majority-owned or wholly-owned subsidiaries. From time to time, an indirect investment in a real estate or services business that is within the scope of Applicant's business plan could be considered an "investment security." The determination of whether an indirect investment would constitute an investment security would be made on a case by case basis. Applicant currently holds real estate through wholly-owned limited liability corporations (TRE I, TRE II and Winmark I) and currently intends to make such indirect real estate investments going forward. Such investments are not "investment securities" under section 3(a)(2) of the Act, because such securities are issued by majority-owned subsidiaries of Applicant which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c). Neither the Applicant's Board nor its shareholders have approved any limitation on the Applicant's investment authority beyond requiring that it be consistent with the shareholder approved mandate to transition from an investment company to an operating company. The Applicant's primary business is not investing, reinvesting, or trading in Government securities or money market funds.

D.       Applicant's Personnel

         Full time personnel of Applicant and its wholly owned subsidiaries currently include Mark C. Winmill, President of Applicant and each of its wholly owned subsidiaries, and Robert J. Mathers, Vice President - Operations of TOP.

         In his capacity as Applicant's President, Mr. Winmill manages all aspects of Applicant's real estate business. Mr. Winmill has recently devoted time to Applicant's real estate business in connection with the formation of business objectives and strategies, identification of potential real estate acquisition targets, development of real estate project plans, retention of commercial property employees, establishment of compensation and compensation incentives, negotiation and closing of property acquisitions, obtaining zoning approvals, overseeing construction, and development of leasing and tenant acquisition strategies. Mr. Winmill has a number of years experience in real estate development and syndication. From 1982 to 1985, he was Vice President of E.P. Wilbur & Co., Inc., a nationwide real estate development and syndication company which owned (through partnerships) and managed over 40 commercial properties. As such he participated in 23 large-scale commercial real estate syndication ventures representing over $250 million in real estate assets. His specific responsibilities included structuring and raising debt and equity for specific properties and partnerships. Properties consisted primarily of multi-unit garden apartment and townhouse complexes, shopping centers and office plazas.

         Mr. Mathers' responsibilities will include the on-going management of Dutchess County properties, including managing the re-development of the properties, leasing space on the properties, and managing the properties' tenants.

         Applicant's personnel also include several additional officers and staff. As Executive Chairman, Bassett S. Winmill participates in the strategic analysis and the negotiation of business opportunities. Thomas O'Malley is the Chief Financial Officer. Thomas B. Winmill, Esq. acts as General Counsel for Applicant. John F. Ramirez is Secretary. William G. Vohrer, Treasurer, serves as Applicant's Controller. Other staff personnel provide certain stockholder communication and administrative support. The specific percentages of time these individuals devote to Applicant and its real estate business vary depending upon their position and Applicant's business activities.

         As required for the conduct of its real estate businesses, Applicant and its subsidiaries may hire additional officers and staff.

         The following is a list of Applicant's directors as of the date hereof, with their occupations, business experience and status as "interested persons" of Applicant, as defined by section 2(a)(19) of the Act:

            Directors who are not "interested persons of Applicant:

RUSSELL E. BURKE III - Mr. Burke is President of Russell E. Burke III, Inc. Fine Art. He has served as a Director of Applicant since 1997.

PETER M. KUHLMANN - Mr. Kuhlmann has served as a Director of Applicant since 2004. He is a partner of Acquest International L.P., a merger and acquisition consulting firm. From 1986 to 1990 he was Managing Director of Translink International, Inc., a Swiss investment banking firm.

FREDERICK A. PARKER, JR. - Mr. Parker has served as a Director of Applicant since 2002. He is retired President and Chief Executive Officer of American Pure Water Corporation, a manufacturer of water purifying equipment.

            Directors who are "interested persons" of Applicant:

MARK C. WINMILL* - Mr. Winmill has served as a Director of Applicant since 2004. Since 2002, he has served as President and Chief Executive Officer of Applicant. From 2000 to 2002, he was principally engaged as Chairman of the Thanksgiving Foundation. He was Chief Operating Officer of Bull & Bear Securities, Inc., a nationwide discount broker, from 1999 to 2000. He is also a director of Winmill & Co. Incorporated ("WCI"). Other biographical information for Mr. Winmill is given above.

BASSETT S. WINMILL* - Mr. Winmill has served as a Director of Applicant since 1983 and Executive Chairman of the Board of Applicant since 2001. He is Chairman of WCI and its affiliates and an officer and director of certain investment companies managed by its subsidiaries. He also is a director and officer of Bexil Corporation.

*Bassett S. Winmill and Mark C. Winmill are "interested persons" of Applicant as defined in the Act based on their positions as officers of Applicant and, in the case of Bassett S. Winmill, his indirect beneficial ownership of more than 5% of Applicant's shares of common stock. Bassett S. Winmill, the Chairman of the Board of Applicant, is the father of Mark C. Winmill, the President of Applicant, and Thomas B. Winmill, the General Counsel of Applicant.

E.       Applicant's Other Business Activities

         Applicant is also actively engaged in a review, development and acquisition program for business expansion. Applicant's officers are evaluating numerous real estate opportunities and are in discussions with several other parties in pursuit of these new business initiatives.

F. Nature of Current Assets and Sources of Income

1.       Assets

         Currently, neither Applicant nor any of its subsidiaries own any Investment Securities. As of March 31, 2005, Applicant's assets were comprised of cash items(1) and interests in its wholly owned subsidiaries; TRE-I's assets were approximately 99.7 % the Mabbettsville Property and 0.3% pre-paid items and deposits. TRE-II's assets were approximately 98.5% the Adjoining Mabbettsville Property, 1.3% accounts receivable, and 0.2% pre-paid items. Winmark I's assets were 100% the Land Parcel. TOP and TEB have almost no assets. As of March 31, 2005, TRE-I, TRE-II, Winmark I, TOP, and TEB represented approximately 27.3%, 11.5%, 61.1%, 0%, and 0%, respectively, of Applicant's total assets on an unconsolidated basis (exclusive of Government securities and cash items). Also as of March 31, 2005, cash items represented approximately 64.7% of Applicant's total assets and investments in wholly-owned subsidiaries through which Applicant holds real estate assets represented approximately 35.3% of Applicant's total assets on an unconsolidated basis.(2) As of that date, money market fund shares, which are included as a cash item, represented approximately 64.2% of Applicant's total assets on an unconsolidated basis.

         Unaudited Statement of Applicant's Unconsolidated Assets and Liabilities, Consolidated Statement of Operations, and Unconsolidated Schedule of Holdings at and for the Three Months Ended March 31, 2005 are attached hereto as Exhibit B.

         All of Applicant's assets have been valued in accordance with section 2(a)(41) of the Act.

2.       Income

         Currently, Applicant derives none of its gross income from Investment Securities. Applicant anticipates currently that in the future it will derive almost none of its gross income from Investment Securities and that each of TRE-I, TRE-II, TOP, TEB, and Winmark I will derive almost none of their gross income from Investment Securities.

         Applicant intends to manage its assets and any future cash earnings in a manner that causes Applicant to be excluded from the definition of an investment company under the Act.

G. Public Representations from 2001 to the Present

1. Periodic Reports to Stockholders (See Exhibit C)

         Applicant's December 31, 2001 annual report to stockholders states:

                           At the Company's Special Shareholders Meeting,
                  stockholders approved a change in the nature of the Company's business so as to cease to be an investment company and amend the Company's fundamental investment restriction regarding concentration and investing in real estate. As noted in the proxy statement for the meeting, upon such approval the Company would adopt internal management and terminate the management agreement with its investment manager, CEF Advisers, Inc. Company management currently is conducting a business review, development and acquisition program with respect to the real estate and services industries.

                           Following through on these developments, in December
                  the Board of Directors announced that the Company would devote its assets primarily to operating businesses rather than investment securities. In this connection, the Board eliminated the Company's former non-fundamental investment policy that required investment of at least 50% of its assets in municipal securities and the balance primarily in securities of selected growth companies and tax-advantaged investments. These changes, intended to clarify and emphasize that the Company's objective will be to operate businesses rather than to invest solely in securities, became effective January 1, 2002. Since the Company will likely no longer be a regulated investment company under the Internal Revenue Code, Tuxis itself probably will pay corporate income tax for 2002.

         Applicant's June 30, 2002 semi-annual report to stockholders states:

                           Following through on shareholders' approval to change
                  the nature of the Company's business so as to cease to be an investment company and to concentrate in real estate and related services, Company management currently is conducting a business review, development, and acquisition program. The Company intends to devote its assets primarily in operating businesses in real estate and related services rather than investment securities. It should be noted that since the Company will likely no longer be a regulated investment company under the Internal Revenue Code, Tuxis itself probably will pay corporate income tax in future years.

         Applicant's December 31, 2002 annual report to stockholders states:

                           Following through on shareholder approval to change
                  the nature of the Company's business so as to cease to be an investment company and to concentrate in real estate and related services, Company management has conducted and continues to focus on an ongoing business review, development, and acquisition program. Company management currently is reviewing a number of real estate acquisition candidates. Please note that since the Company intends to devote its assets primarily to real estate and related services rather than investment securities and the Company will likely no longer be a regulated investment company under the Internal Revenue Code, Tuxis itself probably will pay corporate income tax in future years.

         Applicant's June 30, 2003 semi-annual report to stockholders states:

                           Following through on shareholder approval to change
                  the nature of the Company's business so as to cease to be an investment company and to concentrate in real estate and related services, Company management has conducted and continues to focus on an ongoing business review, development, and acquisition program. Company management currently is reviewing a number of real estate acquisition candidates and has entered into a contract to purchase certain commercial property and improvements, subject to various conditions. Please note that since the Company intends to devote its assets primarily to real estate and related services rather than investment securities and the Company will likely no longer be a regulated investment company under the Internal Revenue Code, Tuxis itself probably will pay corporate income tax in future years.

         Applicant's December 31, 2003 annual report to stockholders states:

                           Following through on shareholders' approval to change
                  the nature of the Company's business so as to cease to be an investment company and to concentrate in the acquisition of real estate and related services, Company management is pleased to report, as was previously announced in its February 4, 2004 press release, that through a newly formed subsidiary it has acquired a 15,000 square foot commercial property on
                  1.7 acres in Mabbettsville, New York as part of its program to acquire and operate real estate properties. Tuxis intends to renovate the building and landscaping, obtain requisite zoning and other permits, engage in an active leasing program, and operate the site for multiple tenants in retail and other businesses. A Tuxis subsidiary also has agreed to purchase, subject to customary and other closing conditions, certain adjoining property as part of an overall re-development and enhancement of the site and may seek to further expand its property holdings in this area.

                           Management has conducted and continues to focus on an
                  ongoing business review, development, and acquisition program. Company management is reviewing a number of real estate acquisition candidates and anticipates additional transactions in the near future. As previously announced, Tuxis intends to apply to the Securities and Exchange Commission to de-register as an investment company and continue as a publicly-held operating company listed on the American Stock Exchange subject to the reporting and other requirements of the Securities Exchange Act of 1934.

         Applicant's June 30, 2004 semi-annual report to stockholders states:

                           Following through on shareholders' approval to change
                  the nature of the Company's business so as to cease to be an investment company and to concentrate in the acquisition of real estate and related services, Company management is pleased to report, as was previously announced in its February 2004 press release, that through a newly formed subsidiary, Tuxis Real Estate I LLC, it has acquired an 18,000 square foot commercial property on 1.71 acres in Mabbettsville, New York, as part of its program to acquire and operate real estate properties. Tuxis intends to renovate the building, upgrade landscaping, obtain requisite zoning and other permits, engage in an active leasing program, and operate the site for multiple tenants in retail and other businesses. Also, as was previously announced in its May 10, 2004 press release, Tuxis Real Estate II LLC has acquired a 1,875 square foot commercial property in Mabbettsville, New York, and leased the entire property to a single tenant for a food service and restaurant operation commencing May 1, 2004 for a six-month term. This property adjoins the aforementioned 18,000 square foot commercial property owned by Tuxis Real Estate I LLC and is part of an overall redevelopment and enhancement of the site. Tuxis may seek to further expand its property holdings in this growing area, approximately 90 miles north of New York City.

         Applicant's December 31, 2004 annual report to stockholders states:

                           Following through on shareholder approval to change
                  the nature of the Company's business so as to cease to be an investment company and to concentrate on the acquisition of real estate and related services, Company management is pleased to report, as was previously announced in its February 4, 2004 press release, that through the subsidiary Tuxis Real Estate I LLC it has acquired an 18,000 square foot commercial property on 1.71 acres in Mabbettsville, New York as part of its program to acquire and operate real estate properties. Tuxis intends to renovate the building and landscaping, obtain requisite zoning and other permits, engage in an active leasing program, and operate the site for multiple tenants in retail and other businesses. Also, as was previously announced in its May 10, 2004 press release, Tuxis Real Estate II LLC has acquired a 1,875 square foot commercial property, also in Mabbettsville, and is seeking to lease the entire property to a single tenant for a food service and restaurant operation. This property adjoins the aforementioned 18,000 square foot commercial property owned by Tuxis Real Estate I LLC and is part of an overall re-development and enhancement of the site. Tuxis may seek to further expand its property holdings in this area.

2.       Press Releases (See Exhibit D)

         Various press releases previously issued by Applicant reflect Applicant's intentions to convert to an operating company. In a November 7, 2001 press release, Applicant announced that at the Special Meeting the Proposal was approved, as well as proposals to amend Applicant's fundamental investment restriction regarding concentration and investing in real estate, as well as a proposal to amend Applicant's articles of incorporation. The press release stated that accordingly Applicant intended to operate businesses directly or through companies in which Applicant has a majority or other controlling interest and seek the Commission's approval for deregistration as an investment company. The press release further stated that Applicant's management anticipated conducting a business review, development, and acquisition program with respect to investments in the real estate and services industries.

         In a December 20, 2001 press release, Applicant announced that the Board adopted a non-fundamental policy providing that Applicant will seek to achieve its objective by devoting assets to operating businesses and/or investment securities as the officers of Applicant deem appropriate, consistent with the stockholder-approved mandate to transition Applicant from a registered investment company to an operating company. The press release also stated that, as contemplated in the proxy statement seeking stockholder approval for the Proposal, the Board deemed it appropriate to reconsider certain of Applicant's investment policies in order to facilitate the transition to an operating company. It further stated that in this connection, the Board eliminated Applicant's former non-fundamental investment policy that required investment of at least 50% of its assets in municipal securities and the balance primarily in securities of selected growth companies and tax-advantaged investments.

         In a February 4, 2004 press release, Applicant announced the Mabbettsville Property acquisition and described it as part of its program to acquire and operate real estate properties. The press release stated that Applicant intends to renovate the building and landscaping, obtain requisite zoning and other permits, engage in an active leasing program, and operate the site for multiple tenants in retail and other businesses. The press release further noted the agreement to purchase, subject to customary and other closing conditions, the Adjoining Mabbettsville Property as part of an overall re-development and enhancement of the site and that Applicant may seek to further expand its property holdings in this area.

         The February 4, 2004 press release also stated that, as previously announced, Applicant intends to apply to the Commission to de-register as an investment company and continue as a publicly-held operating company listed on the AMEX, subject to the reporting and other requirements of the Securities Exchange Act of 1934 ("1934 Act"). The press release concludes with a statement that Applicant is a real estate development and service company.

         On February 25, 2004, Applicant announced in a press release that it had appointed Robert J. Mathers as Vice President - Operations. It stated that through Applicant's subsidiary, TOP, Mr. Mathers will oversee the development and operations of Applicant's commercial properties in Mabbettsville, New York. The release also noted that as previously announced, Applicant intended to apply to the Commission to deregister as an investment company and continue as a publicly-held operating company listed on the AMEX subject to the reporting and other requirements of the 1934 Act. The press release concluded with a statement that Applicant is a real estate development and service company.

         On March 1, 2004, Applicant announced in a press release that commencing March 1, 2004 the determination and publication of its net asset value would be performed on a monthly basis as of the end of each calendar month. Applicant also announced that effective April 30, 2004 its net asset value accounting agreement with an external service would be terminated and effective May 1, 2004 net asset value would no longer be outsourced but will be calculated internally. The release noted that changes in net asset value calculation reflect Applicant's focus on real estate operations and that substantially all of Applicant's assets were comprised of real estate and cash and government securities. The release also noted that, as previously announced, Applicant intends to apply to the Commission to deregister as an investment company and continue as a publicly-held operating company listed on the AMEX subject to the reporting and other requirements of the 1934 Act. The press release concluded with a statement that Applicant is a real estate development and service company.

         In press releases announcing Applicant's quarterly dividends in 2003 and in the first quarter of 2004, Applicant stated that it is following through on stockholder approval to change the nature of Applicant's business so as to cease to be an investment company and to concentrate in real estate and related services. The press releases stated that Applicant's management was conducting a real estate review, development, and acquisition program.

         In a May 10, 2004 press release, Applicant announced the Adjoining Mabbettsville Property acquisition and described it as part of its program to acquire and operate real estate properties. Applicant also announced its agreement to lease the property to a single tenant for a food service and restaurant operation, to commence on May 1, 2004 for a six-month term. The release noted that the acquisition adjoins other commercial property owned by Tuxis and is part of an overall re-development and enhancement of the site and that Applicant may seek to further expand its property holdings in this area.

         In a press release announcing that Applicant would not pay a dividend for the second quarter of 2004, Applicant stated its per share net asset value and confirmed that, as announced previously, the determination and publication of the Company's net asset value will be performed on a monthly basis as of the end of each calendar month. The release noted that the changes in net asset value calculation reflect the Company's focus on real estate operations and that, currently, substantially all of Tuxis' assets are comprised of real estate and cash and government securities.

         In a March 10, 2005 press release, Applicant announced the Land Parcel acquisition and described it as part of its program to acquire and operate real estate properties. The release noted that the Applicant plans to develop the property over time, initially focusing on road building and landscaping. The release also noted that the acquisition is in the same general area as other commercial property owned by Applicant and that it may seek to further expand its property holdings in this area.

H. Applicant's Decision to Deregister as an Investment Company

         Applicant believes that ceasing to be registered under the Act will afford it and its stockholders significant benefits. As set forth in the Special Meeting proxy statement, the Board considered the matter at two board meetings, held on June 13, 2001 and July 24, 2001, and determined to recommend that stockholders vote to approve the Proposal based on several factors, including management's experience in the real estate business; statistical information regarding the current trading prices and net asset values per share of Applicant, other closed-end investment companies, and operating companies; management's perceptions regarding strategic planning and long term goals; and the risk factors associated with changing the nature of its business so as to cease to be an investment company. At the same meeting, the Board also determined that enabling Applicant to employ its assets as an operating company focusing on the real estate business could lead to superior results over time and increased returns to stockholders, and could minimize or eliminate the discount to net asset value at which Applicant's shares typically trade.

         Applicant further believes that if it is no longer subject to the record keeping and compliance provisions of the Act, as an operating company it will have greater potential to achieve flexibility and efficiency in operating and expanding its businesses. Moreover, continued application of the Act to Applicant's business presents a hardship, as discussed in Section V.E, below.

I.       Federal Tax Considerations

         Deregistration will have no unfavorable tax consequences to Applicant or its stockholders. As a registered investment company, Applicant previously filed its Federal income tax returns on the basis that it qualified to be taxed as a Regulated Investment Company ("RIC"), as that term is defined in the applicable provisions of the Internal Revenue Code, for Applicant's taxable years 1996-2003. Qualification for RIC tax treatment provided Applicant and its stockholders with certain favorable tax treatment. In particular, Applicant was not taxed at the corporate level on income that it distributed to its stockholders. In order to qualify for this favorable RIC tax treatment, Applicant, among other things, must be registered with the Commission as an investment company and must satisfy certain RIC diversification and income requirements.

         Applicant complied with the RIC diversification and income requirements in 2003 and 2004, but does not anticipate complying with one or both of these requirements in later years due to the expected nature of its assets and/or income. Accordingly, there is no income tax reason for Applicant to be registered with the Commission as an investment company. Thus, not only will deregistration have no unfavorable tax consequences to Applicant or its stockholders, deregistration will also be consistent with Applicant's ongoing business plan and the tax treatment which will be incident thereto.

         Applicant does not intend to qualify for treatment as a REIT under the Internal Revenue Code. Applicant's expected activities are not necessarily consistent with the conditions for such qualification. Applicant has not and does not intend to hold itself out as a REIT.

IV. APPLICABLE STATUTORY PROVISIONS

         Applicant is seeking an order terminating its registration as an investment company under the Act, pursuant to Section 8(f) thereof. Section 8(f) of the Act provides that "whenever the Commission, on its own motion or upon application, finds that a registered investment company has ceased to be an investment company, it shall so declare by order and upon the taking effect of such order the registration of such company shall cease to be in effect." Applicant qualifies for an order under Section 8(f) because it no longer meets the definition of an investment company under the Act.

         Section 3(a)(1)(A) of the Act defines an investment company as an issuer which "is or holds itself out as being engaged primarily . . . in the business of investing, reinvesting or trading in securities."

         Section 3(a)(1)(C) of the Act defines an investment company as an issuer which "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

         Section 3(a)(2) provides, in pertinent part, that "As used in this section, `investment securities' includes all securities except (A) Government securities, . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)."

V. DISCUSSION

         Applicant no longer meets the definition of an investment company under the Act and continued registration as an investment company under the Act presents a hardship for Applicant.

A.       Applicant is Not a Section 3(a)(1)(C) Investment Company

         Applicant no longer is an investment company as defined in Section 3(a)(1)(C) of the Act. To come within the definition of Section 3(a)(1)(C), an issuer must both be engaged, or propose to engage, in the business of investing and reinvesting in securities and own or propose to acquire Investment Securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

         As mentioned above, Section 3(a)(2) of the Act states that the term "investment securities" includes "all securities except: . . . (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)." Section 2(a)(24) of the Act states that the term "majority-owned subsidiary" of a person means "a company 50% or more of the outstanding voting securities of which are owned by such person . . . ."

         Since Applicant owns 100% of the outstanding voting securities of TRE-I, TRE-II, TOP ,TEB, and Winmark I and TRE-I, TRE-II, TOP, TEB and Winmark I themselves are not investment companies (and are not relying on section 3(c)(1) or 3(c)(7) of the Act), such securities do not constitute "Investment Securities" for purposes of Section 3(a)(2). Currently, Applicant owns no Investment Securities. At March 31, 2005 and currently, TRE-I, TRE-II, TOP, TEB and Winmark I own no Investment Securities. Further, Applicant and its subsidiaries do not propose to acquire Investment Securities exceeding 40% of the value of the Applicant's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Further, Applicant's subsidiaries are not primarily engaged in the business of investing, reinvesting or trading in securities, do not hold themselves out as being so engaged, and do not propose to be so engaged. As described in more detail in Section III above, TRE-I ,TRE-II and Winmark I are primarily engaged in the business of holding title to real estate; TOP is primarily engaged in the business of operating real estate; and TEB is primarily engaged in business as a real estate brokerage agency.

         Because Applicant represents that currently neither it nor any of its subsidiaries own or propose to acquire Investment Securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis, Applicant is no longer an investment company under Section 3(a)(1)(C) of the Act.

B.       Applicant is Not a Section 3(a)(1)(A) Investment Company

         Applicant is no longer an investment company as defined in Section 3(a)(1)(A) of the Act, which provides that an "investment company" means any issuer which . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities."

         Applicant is no longer primarily engaged in the business of investing, reinvesting or trading in securities, no longer holds itself out as being so engaged, and does not propose to be so engaged. Currently, Applicant is primarily engaged in the business of developing its subsidiaries' real estate businesses. Applicant is also actively engaged in conducting a review, development, and acquisition program for additional real estate business opportunities.

         Whether an issuer is primarily engaged in the business of investing and reinvesting in securities is a question of fact. In analyzing that question, the Commission and the courts have generally referred to the following factors: (1) the issuer's historical development; (2) its public representations of policy;
(3) the activity of its officers and directors; (4) the nature of its present assets; and (5) the sources of its present income. Those factors were developed primarily in analyses under Section 3(b)(2) of the Act, but are equally applicable to analyses under Section 3(a)(1)(A).(3)

         Each of the five factors as they relate to Applicant and its subsidiaries is discussed above in Section III of this Application. With respect to factors (1) and (2), Applicant has clearly and consistently indicated to the public and its stockholders its intention to cease being a registered investment company and continues to do so with each public financial report and press release. With respect to factor (3), Applicant's officers and directors spend substantially all the time that they devote to Applicant's business on (i) overseeing and guiding the management of its subsidiaries' real estate businesses; and (ii) conducting strategic review of Applicant's lines of business in order to determine if these units are appropriately structured to implement Applicant's objectives; they spend no time engaged in investing and reinvesting Applicant's assets in Investment Securities.

         With respect to factors (4) and (5), none of Applicant's assets are invested in Investment Securities and substantially no income is expected from Investment Securities; income is expected primarily from its real estate holdings, sales and brokerage services.

         For the last four fiscal quarters ended March 31, 2005 combined, Applicant has had net losses from its real estate operations but has derived income from its holdings of Government securities and money market fund shares. During that same time period, Applicant received interest and dividends of $95,915 from its holdings of Government securities and money market fund shares and $20,750 from its real estate operations. Applicant expects its revenues from its real estate operations to increase and its revenues from money market fund shares to decrease as its current real estate holdings are developed and leased and as it makes additional real estate acquisitions, thereby reducing its money market fund holdings. For example, TRE-I is currently engaged in obtaining permit approvals for the further development of the Mabbettsville Property with improvements currently estimated at $1,200,000, after which it expects to lease and obtain rental income from that property. In addition, TRE-II entered into a five-year lease that commenced on April 1, 2005 providing for aggregate rental payments to TRE-II of $225,000 over the five-year term. Further, Applicant's management is actively reviewing a number of other real estate acquisition candidates and anticipates additional transactions.

         Applicant acknowledges that Section 3(a)(1)(A) speaks in terms of "securities" rather than "investment securities," and that if Applicant's principal business were, for example, operating a Government securities fund, Applicant would be an investment company regardless of the amount of its real estate holdings. In this case, however, Applicant's primary business is in the real estate and services industries, and its business risks relate almost entirely to Applicant's real estate and services activities. Applicant's holdings of money market fund shares are awaiting deployment in its real estate and services industries business strategy. Applicant's business strategy requires significant management time and effort -- to research, plan and prepare the development of real estate and to start up or acquire services businesses. To implement this long term strategy, Applicant requires current liquidity for salaries, general and administrative expenses, etc. and consequently holds for these purposes money market fund shares, rather than cash. Lastly, we note that the Commission previously has granted orders pursuant to Section 8(f) and/or
Section 3(b)(2) to companies with more than nominal holdings of Government securities (which are often awaiting deployment in the applicant's principal business).
(4)

         For the foregoing reasons, Applicant submits that it is no longer an investment company under Section 3(a)(1)(A) of the Act.

C. Applicant Is Not Necessarily Eligible to Rely on the Section 3(c)(5)(C) exemption under the Act

         Section 3(c)(5)(C) exempts from the definition of investment company any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and that is primarily engaged, as relevant here, in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. In addition to its real estate holdings and operations, Applicant expects to conduct business activities in the services industry (e.g., lodging and hotels). At present, Applicant cannot predict the extent to which its assets will be devoted to these various activities. Thus, because Applicant believes certain of these holdings would not be considered "interests in real estate," within the meaning of Section 3(c)(5)(C) of the Act, Applicant's ability to rely on this exemption could be sporadic at best.(5) Further, in developing its business plan, providing disclosure to shareholders in connection with the Special Meeting and subsequent periodic reports, and conducting its business activities, Applicant has always intended to seek deregistration under the Act and has so stated publicly on numerous occasions. Applicant now believes that it is no longer an investment company and that it qualifies for an order declaring that it has ceased to be an investment company.

D. Stockholders Will Retain the Protections Afforded by the 1934 Act and the AMEX Rules

         After entry of the order requested by this Application, Applicant will continue to be a publicly-held company listed on the AMEX and will continue to be subject to the reporting and other requirements of the 1934 Act and the rules of (and the listing agreement with) the AMEX.

E. Continuing Compliance with the Act Presents a Hardship for Applicant

         The primary disadvantages to Applicant of being registered under the Act as an investment company relate to capital structure and compensation. First, the limitations imposed by Section 18 of the Act on Applicant's capital structure constrain Applicant's ability to borrow and otherwise manage its capital structure in ways that the Board believes are prudent and reasonable for an operating company but are prohibited for a registered investment company. Second, the prohibitions of Section 17 of the Act on transactions with affiliates, together with Section 23(a) of the Act, also present an obstacle to Applicant by effectively prohibiting many types of incentive-based compensation the Board considers to be reasonable and necessary to attract and retain the best qualified persons to manage Applicant's business.(6)

         Currently, as an investment company, Applicant is required to prepare, file and disseminate to stockholders a semi-annual and annual report each year. Moreover, Applicant is required to file Forms N-SAR and new Form N-CSR on a semi-annual basis with the Commission. As an operating company registered under the 1934 Act, Applicant will be required to prepare, file and disseminate quarterly and annual reports to stockholders and will also be required to report material developments to the Commission on Form 8-K. It will no longer be required to submit Forms N-SAR or N-CSR thereafter. Applicant believes that the 1934 Act's reports may provide more meaningful and frequent disclosure to Applicant's stockholders regarding its business activities and financial position.

VI. CONCLUSION

         Applicant qualifies for an order of the Commission pursuant to Section 8(f) of the Act declaring that Applicant has ceased to be an investment company because Applicant no longer meets the definition of an investment company under the Act.

AUTHORITY TO FILE THIS APPLICATION

         Pursuant to Rule 0-2(c) under the Act, Applicant states that the Board, by resolution duly adopted and attached hereto as Exhibit E, has authorized certain officers of Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.

         The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit F. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer of Applicant have been complied with and such officer is fully authorized to do so.

         Pursuant to Rule 0-2(f) under the Act, Applicant states that its address is 11 Hanover Square, New York, NY 10005-3452, and Applicant further states that all communications or questions concerning this Application or any amendment thereto should be directed to Stephanie Djinis, Law Offices of Stephanie A. Djinis, 1749 Old Meadow Road, Suite 310, McLean, VA 22102, (703) 873-0885.

         It is desired that the Commission issue an Order pursuant to Rule 0-5 under the Act without a hearing being held.

         The proposed notice of the filing of this Application required by Rule 0-2(g) under the Act is attached hereto as Exhibit G and is incorporated herein by reference.

         Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.



TUXIS CORPORATION

By:  /s/ Mark C. Winmill
     ---------------------
         Mark C. Winmill
         President

Dated: September 2, 2005

                                INDEX TO EXHIBITS


------------------------ -------------------------------------------------------
Exhibit A                Definitive Proxy Statement on Schedule 14A, as filed
                         with the SEC on September 20, 2001

------------------------ -------------------------------------------------------
Exhibit B                Unaudited Statement of Applicant's Unconsolidated
                         Assets and Liabilities at March 31, 2005, Consolidated
                         Statement of Operations for the Three Month Period
                         ended March 31, 2005, and Unconsolidated Schedule of
                         Holdings at March 31, 2005
------------------------ -------------------------------------------------------

Exhibit C                Selected Periodic Reports to Stockholders
------------------------ -------------------------------------------------------

Exhibit D                Selected Press Releases
------------------------ -------------------------------------------------------

Exhibit E                Authorization - Board of Directors Resolution as
                         Required by Rule 0-2(c)
------------------------ -------------------------------------------------------

Exhibit F                Verification, as Required by Rule 0-2(d)
------------------------ -------------------------------------------------------

Exhibit G                Proposed Form of Notice of Application, as Required by
                         Rule 0-2(g)
------------------------ -------------------------------------------------------

Exhibit A

     Definitive Proxy Statement on Schedule 14A, as filed with the SEC on September 20, 2001, accession number 0000736952-01-500020.

Exhibit B

Unaudited Statement of Applicant's Unconsolidated Assets and Liabilities at March 31, 2005, Consolidated Statements of Operations for the Three Month Period ended March 31, 2005, and Unconsolidated Schedule of Holdings at March 31, 2005.


               Unconsolidated Statement of Assets and Liabilities
                                 March 31, 2005
                                   (Unaudited)


ASSETS:

     Cash items...............................................       $ 5,870,724
     Interests in wholly-owned subsidiaries at fair value
       (equity: $3,203,291; cost: $3,214,080)..................        3,202,434
                                                                     -----------
     Total assets.                                                   $ 9,073,158


LIABILITIES:
     Accrued expenses payable..................................           87,300
                                                                      ----------


NET ASSETS: (applicable to 983,776
     shares outstanding: 1,000,000,000
     shares of $.01 par value authorized)......................      $ 8,985,858
                                                                     ===========


NET ASSET VALUE PER SHARE
     ($8,985,858 / 983,776 shares outstanding).................           $ 9.13
                                                                          ======

At March 31, 2005, net assets consisted of:
     Paid-in capital...........................................      $ 9,009,760
     Accumulated net realized loss on holdings.................         (12,256)
       Net unrealized depreciation on holdings.................         (11,646)
                                                                     ===========
                                                                     $ 8,985,858

                      Consolidated Statement of Operations
                    For the Three Months ended March 31, 2005
                                   (Unaudited)


INCOME:

         Dividends..............................................        $ 37,153
                         .......................................         $37,153


EXPENSES:

         Salaries...............................................          89,332
         Professional...........................................          15,998
         Directors .............................................          12,250
         Transfer agent.........................................           2,678
         Insurance..............................................             913
         Custodian..............................................           4,259
         Office Equipment.......................................           1,675
         Registration ..........................................           3,000
         Other  ................................................          23,457
                                                                         -------
                Total expenses..................................        153,562
                          Net loss..............................       (116,409)


UNREALIZED LOSS ON HOLDINGS:
      Unrealized depreciation on holdings.......................        (11,646)

      Net decrease in net assets resulting from operations......     ($ 128,055)
                                                                      ==========

                       Unconsolidated Schedule of Holdings
                                 March 31, 2005
                                   (Unaudited)



 Percentage
    Interest                                                               Value
----------------                                                           -----
           LIMITED LIABILITY CORPORATION INTERESTS (35.3%)
   100%   Tuxis Real Estate I LLC.................................    $  872,751
   100%   Tuxis Real Estate II LLC................................       369,210
   100%   Tuxis Real Estate Brokerage LLC.........................         1,061
   100%   Tuxis Operations LLC....................................             0
   100%   Winmark Properties I LLC................................     1,959,412
                                                                      ----------

   Total limited liability corporation interests (cost: $3,214,080)... 3,202,434
                                                                      ----------


       CASH ITEMS (64.7%)
       State Street Bank & Trust Checking Account....................     41,256
       SSgA Money Market Fund........................................  5,821,132
                                                                       ---------

              Total cash and money market items (cost: $5,862,388)...  5,862,388
                                                                       ---------

                   Total holdings (Cost: $9,076,468)................. $9,064,822
                                                                      ==========

Exhibit C

Applicant's December 31, 2001 Annual Report to stockholders filed with the Securities and Exchange Commission on March 11, 2002, accession number 0000930413-02-000904.

Applicant's June 30, 2002 Semi-Annual Report to stockholders filed with the Securities and Exchange Commission on August 29, 2002, accession number 0000736952-02-000012.

Applicant's December 31, 2002 Annual Report to stockholders filed with the Securities and Exchange Commission on February 28, 2003, accession number 0000736952-03-000010.

Applicant's June 30, 2003 Semi-Annual Report to stockholders filed with the Securities and Exchange Commission on September 8, 2003, accession number 0000736952-03-000024.

Applicant's December 31, 2003 Annual Report to stockholders filed with the Securities and Exchange Commission on March 10, 2004, accession number 0000736952-04-000007.

Applicant's June 30, 2004 Semi-Annual Report to stockholders filed with the Securities and Exchange Commission on August 27, 2004, accession number 0000736952-04-000027.

Applicant's December 31, 2004 Annual Report to stockholders filed with the Securities and Exchange Commission on March 11, 2005, accession number 0000736952-05-000008.

Exhibit D

Selected Press Releases


November 7, 2001
News Release                                                           AMEX: TUX
For Immediate Release                                            CUSIP 901144105

                 Closed-End Fund to Become an Operating Company

Tuxis Corporation (AMEX: TUX) announced today that at a Special Meeting of stockholders proposals were approved to change the nature of the Company's business so as to cease to be an investment company and amend the Company's fundamental investment restriction regarding concentration and investing in real estate, as well as to make certain amendments to the Company's Articles of Incorporation. Accordingly, the Company now intends to operate businesses directly or through companies in which the Company has a majority or other controlling interest and seek approval of the SEC for deregistration as an investment company.

Company management currently anticipates conducting a business review, development, and acquisition program with respect to investments in the real estate and services industries. Tuxis, listed on the American Stock Exchange, has assets of approximately $10 million.

Contact:          Thomas B. Winmill
                  twinmill@tuxis.com
                  212-635-0671 ext.222

December 20, 2001
News Release                                                           AMEX- TUX
For Immediate Release                                            CUSIP 901144105

                 Tuxis Corporation Adopts New Investment Policy

NEW YORK -- Tuxis Corporation (AMEX:TUX) announced today the adoption by the Board of Directors of a new non-fundamental investment policy providing that the Company will seek to achieve its investment objective by investment in operating businesses and /or investment securities as the officers of the Company deem appropriate, consistent with the shareholder-approved mandate to transition the Company from a registered investment company to an operating company.

As contemplated in the proxy statement seeking shareholder approval for the conversion, the Board of Directors deemed it appropriate to reconsider certain of the investment policies in order to facilitate the transition to an operating company. In this connection, the Board eliminated the Company's former non-fundamental investment policy that required investment of at least 50% of its assets in municipal securities and the balance primarily in securities of selected growth companies and tax-advantaged investments. These changes will become effective January 1, 2002.

CONTACT: Tuxis Corporation, New York
                  Thomas B. Winmill
                  (212) 635-0671
                  twinmill@tuxis.com

                                      -END-

February 4, 2004
News Release                                                           AMEX: TUX
For Immediate Release                                            CUSIP 901144105

               TUXIS CORPORATION ANNOUNCES REAL ESTATE ACQUISITION

NEW YORK - Tuxis Corporation (AMEX: TUX) announced today that through a newly formed subsidiary, Tuxis Real Estate LLC, it has acquired a 15,000 square foot commercial property in Mabbetsville, New York as part of its program to acquire and operate real estate properties. Tuxis intends to renovate the building and landscaping, obtain requisite zoning and other permits, engage in an active leasing program, and operate the site for multiple tenants in retail and other businesses. Tuxis Real Estate LLC also has agreed to purchase, subject to customary and other closing conditions, certain adjoining property as part of an overall re-development and enhancement of the site and may seek to further expand its property holdings in this area.

As previously announced, Tuxis intends to apply to the Securities and Exchange Commission to deregister as an investment company and continue as a publicly-held operating company listed on the American Stock Exchange subject to the reporting and other requirements of the Securities Exchange act of 1934. Tuxis is a real estate development and service company. More information about Tuxis may be found at its web site at www.tuxis.com.

Contact:          Mark C. Winmill
                  mwinmill@tuxis.com
                  1-845-677-2700

February 25, 2004                                                      AMEX: TUX
News Release                                                     CUSIP 901144105
For Immediate Release

                     TUXIS CORPORATION ANNOUNCES APPOINTMENT

NEW YORK - Tuxis Corporation (AMEX: TUX) announced today that it has appointed Robert J. Mathers as Vice President - Operations. Through Tuxis Corporation's subsidiary, Tuxis Operations LLC, Mr. Mathers will oversee the development and operations of Tuxis' commercial properties in Mabbetsville, New York.

As previously announced, Tuxis intends to apply to the Securities and Exchange Commission to deregister as an investment company and continue as a publicly-held operating company listed on the American Stock Exchange subject to the reporting and other requirements of the Securities Exchange Act of 1934. Tuxis is a real estate development and service company. More information about Tuxis may be found at its web site at www.tuxis.com.

Contact:          Mark C. Winmill
                  mwinmill@tuxis.com
                  1-845-677-2700

                                      -END-

March 1, 2004                                                          AMEX: TUX
News Release                                                     CUSIP 901144105
For Immediate Release

                     TUXIS CORPORATION ANNOUNCES CHANGES TO
                         NET ASSET VALUATION CALCULATION

NEW YORK - Tuxis Corporation (AMEX: TUX) announced today that commencing March 1, 2004 the determination and publication of its net asset value will be performed on a monthly basis as of the end of each calendar month. The Company also announced that effective April 30, 2004 its net asset value accounting agreement with an external service will be terminated and effective May 1, 2004 net asset value will no longer be outsourced but will be calculated monthly internally . The changes in net asset value calculation reflect the Company's focus on real estate operations. Currently, substantially all of Tuxis' assets are comprised of real estate and cash and government securities.

As previously announced, Tuxis intends to apply to the Securities and Exchange Commission to deregister as an investment company and continue as a publicly-held operating company listed on the American Stock Exchange subject to the reporting and other requirements of the Securities Exchange act of 1934. Tuxis is a real estate development and service company. More information about Tuxis may be found at its web site at www.tuxis.com.

Contact:          Mark C. Winmill
                  mwinmill@tuxis.com
                  1-845-677-2700

                                      -END-

March 3, 2003
News Release                                                            AMEX:TUX
For Immediate Release                                            CUSIP 901144105

                  TUXIS CORPORATION DECLARES QUARTERLY DIVIDEND

NEW YORK -- A quarterly dividend distribution of $.15 per share for the quarter ending March 31, 2003 was declared today by Tuxis Corporation (AMEX: TUX), payable March 31, 2003 to shareholders of record March 17, 2003. This quarterly dividend distribution, as compared with the December dividend of $.22, reflects the discontinuation of the Company's managed 10% distribution policy by the Board of Directors. As noted in the June 30, 2002 and December 31, 2002 shareholder reports, the quarterly dividend may be further reduced or eliminated.

Currently, Tuxis is following through on shareholder approval to change the nature of the Company's business so as to cease to be an investment company and to concentrate in real estate and related services and in that connection management is conducting a real estate review, development, and acquisition program. More information about the Company can be found at www.tuxis.com.

Contact:          William G. Vohrer
                  wvohrer@tuxis.com
                  212-635-0671 ext. 279


                                      -END-

June 2, 2003
News Release                                                            AMEX:TUX
For Immediate Release                                            CUSIP 901144105

                  TUXIS CORPORATION DECLARES QUARTERLY DIVIDEND

NEW YORK -- A quarterly dividend distribution of $.15 per share for the quarter ending June 30, 2003 was declared today by Tuxis Corporation (AMEX: TUX), payable June 30, 2003 to shareholders of record June 16, 2003. The current quarterly dividend distribution is hereby designated as a distribution in accordance with Section 19 of the Investment Company Act of 1940 partially from the Company's paid-in capital and any net realized capital gains, subject to further notice. The source of the Company's distributions are estimated at the time of declaration and may be adjusted following the close of its fiscal year and the annual audit of the Company's financial statements by Tait, Weller, & Baker, the Company's independent certified public accountants.

Currently, Tuxis is following through on shareholder approval to change the nature of the Company's business so as to cease to be an investment company and to concentrate in real estate and related services and in that connection management is conducting a real estate review, development, and acquisition program. More information about the Company can be found at www.tuxis.com.

Contact:          William G. Vohrer
                  wvohrer@tuxis.com
                  212-635-0671 ext. 279


                                      -END-

September 5, 2003
News Release                                                            AMEX:TUX
For Immediate Release                                            CUSIP 901144105

                  TUXIS CORPORATION DECLARES QUARTERLY DIVIDEND

NEW YORK -- A quarterly dividend distribution of $.15 per share for the quarter ending September 30, 2003 was declared today by Tuxis Corporation (AMEX: TUX), payable September 30, 2003 to shareholders of record September 16, 2003. The current quarterly dividend distribution is hereby designated as a distribution in accordance with Section 19 of the Investment Company Act of 1940 partially from the Company's paid-in capital and any net realized capital gains, subject to further notice. The source of the Company's distributions are estimated at the time of declaration and may be adjusted following the close of its fiscal year and the annual audit of the Company's financial statements by Tait, Weller, & Baker, the Company's independent certified public accountants.

Currently, Tuxis is following through on shareholder approval to change the nature of the Company's business so as to cease to be an investment company and to concentrate in real estate and related services and in that connection management is conducting a real estate review, development, and acquisition program. More information about the Company can be found at www.tuxis.com.

Contact:          William G. Vohrer
                  wvohrer@tuxis.com
                  1-212-635-0671 ext. 279

December 3, 2003
News Release                                                            AMEX:TUX
For Immediate Release                                            CUSIP 901144105

                  TUXIS CORPORATION DECLARES QUARTERLY DIVIDEND

NEW YORK -- A quarterly dividend distribution of $.15 per share for the quarter ending December 31, 2003 was declared today by Tuxis Corporation (AMEX: TUX), payable December 31, 2003 to shareholders of record December 17, 2003. The current quarterly dividend distribution is hereby designated as a distribution in accordance with Section 19 of the Investment Company Act of 1940 partially from the Company's paid-in capital and any net realized capital gains, subject to further notice. The source of the Company's distributions are estimated at the time of declaration and may be adjusted following the close of its fiscal year and the annual audit of the Company's financial statements by Tait, Weller, & Baker, the Company's independent certified public accountants.

Currently, Tuxis is following through on shareholder approval to change the nature of the Company's business so as to cease to be an investment company and to concentrate in real estate and related services and in that connection management is conducting a real estate review, development, and acquisition program. More information about the Company can be found at www.tuxis.com.

Contact:          William G. Vohrer
                  wvohrer@tuxis.com
                  1-212-635-0671 ext. 279

March 1, 2004
News Release                                                            AMEX:TUX
For Immediate Release                                            CUSIP 901144105

                  TUXIS CORPORATION DECLARES QUARTERLY DIVIDEND

NEW YORK -- A quarterly dividend distribution of $.15 per share for the quarter ending March 31, 2004 was declared today by Tuxis Corporation (AMEX: TUX), payable March 31, 2004 to shareholders of record March 17, 2004. The current quarterly dividend distribution is hereby designated as a distribution in accordance with Section 19 of the Investment Company Act of 1940 partially from the Company's paid-in capital and any net realized capital gains, subject to further notice. The source of the Company's distributions are estimated at the time of declaration and may be adjusted following the close of its fiscal year and the annual audit of the Company's financial statements by Tait, Weller & Baker, the Company's independent certified public accountants.

Currently, Tuxis is following through on shareholder approval to change the nature of the Company's business so as to cease to be an investment company and to concentrate in real estate and related services and in that connection management is conducting a real estate review, development, and acquisition program. More information about the Company can be found at www.tuxis.com.

Contact:          William G. Vohrer
                  wvohrer@tuxis.com
                  1-212-785-9300 ext. 279


                                      -END-

May 10, 2004
News Release                                                           AMEX: TUX
For Immediate Release                                            CUSIP 901144105

              TUXIS CORPORATION ANNOUNCES REAL ESTATE ACQUISITION

NEW YORK - Tuxis Corporation (AMEX: TUX) announced today that through its wholly owned subsidiary, Tuxis Real Estate II LLC, it has acquired a 1,875 square foot commercial property in Mabbettsville, New York as part of its program to acquire and operate real estate properties. Tuxis also announced that it has agreed to lease the entire property to a single tenant for a food service and restaurant operation, to commence on May 1, 2004 for a six month term. This acquisition adjoins other commercial property owned by Tuxis and is part of an overall re-development and enhancement of the site. Tuxis may seek to further expand its property holdings in this area.

As previously announced, Tuxis intends to apply to the Securities and Exchange Commission to deregister as an investment company and continue as a publicly-held operating company listed on the American Stock Exchange subject to the reporting and other requirements of the Securities Exchange act of 1934.

Tuxis is a real estate development and service company. More information about Tuxis may be found at its web site at www.tuxis.com.

Contact:          Mark C. Winmill
                  mwinmill@tuxis.com
                  1-845-677-2700

June 02, 2004
News Release                                                           AMEX: TUX
For Immediate Release                                            CUSIP 901144105


                   TUXIS CORPORATION OMITS QUARTERLY DIVIDEND,
                      REPORTS MAY 31, 2004 NET ASSET VALUE

NEW YORK -- The Board of Directors of Tuxis Corporation (AMEX: TUX) announced today that the Company will not pay a dividend for the second quarter of 2004.

Tuxis also announced today that its May 31, 2004 net asset value per share was $9.51. As announced previously, the determination and publication of the Company's net asset value will be performed on a monthly basis as of the end of each calendar month. The changes in net asset value calculation reflect the Company's focus on real estate operations. Currently, substantially all of Tuxis' assets are comprised of real estate and cash and government securities.

On May 3, 2004, Tuxis filed an application with the Securities and Exchange Commission to deregister as an investment company. If its application is approved, Tuxis would continue as a publicly-held operating company listed on the American Stock Exchange subject to the reporting and other requirements of the Securities Exchange Act of 1934.

Tuxis is a real estate development and service company. More information about Tuxis may be found at its web site at www.tuxis.com.

Contact:          Mark C. Winmill
                  mwinmill@tuxis.com
                  1-845-677-2700

March 10, 2005
News Release                                                           AMEX: TUX
For Immediate Release                                            CUSIP 901144105


               TUXIS CORPORATION ANNOUNCES REAL ESTATE ACQUISITION

NEW YORK - Tuxis Corporation (AMEX: TUX) announced today that through a wholly-owned subsidiary, Winmark Properties I LLC, it has acquired a 215 acre parcel of undeveloped land located in Clinton Corners and Millbrook, New York as part of its program to acquire and operate real estate properties. Tuxis plans to develop the property over time, initially focusing on road building and landscaping. This acquisition is in the same general area of northern Dutchess County in New York as its commercial properties. Tuxis may seek to further expand its property holdings in this area.

As previously announced, Tuxis has applied to the Securities and Exchange Commission to deregister as an investment company. If its application is granted, Tuxis would intend to continue as a publicly-held operating company listed on the American Stock Exchange subject to the reporting and other requirements of the Securities Exchange act of 1934.

Tuxis is a real estate development and service company. More information about Tuxis may be found at its web site at www.tuxis.com.

Contact:         Mark C. Winmill
                 mwinmill@tuxis.com
                 1-845-677-2700

         Exhibit E

Authorization -- Board of Directors Resolution as Required by Rule 0-2(c)


                                  AUTHORIZATION

            Secretary's Certificate of Board of Directors Resolution

         I, John F. Ramirez, hereby state that I am the duly elected Secretary of Tuxis Corporation, and as said Secretary do hereby certify that the following is a resolution duly adopted by the Board of Directors of Tuxis Corporation at a meeting held on February 18, 2004 and that said resolution has not been amended or modified and is in full force and effect:

         RESOLVED, that the President and the Secretary of the Corporation are hereby authorized to prepare and file an application to the Securities and Exchange Commission for an order under Section 8(f) of the Investment Company Act of 1940 declaring that the Corporation has ceased to be an investment company and terminating its registration under the Investment Company Act of 1940, and any amendments thereto.


                                                /s/ John F. Ramirez
                                                -----------------------
                                                John F. Ramirez
                                                Secretary


September 2, 2005

Exhibit F

VERIFICATION


STATE OF NEW YORK

County of New York, ss:


         The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated September 2, 2005 for and on behalf of Tuxis Corporation; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                                 /s/ Mark C. Winmill
                                                 ----------------------
                                                 Mark C. Winmill
                                                 President


Subscribed and sworn to before me a notary public this September 2, 2005.



/s/ David R. Stack
----------------------
David R. Stack
Notary Public

My Commission expires: January 31, 2006

[Notary Seal]

----------   -------------------------------------------------------------------
Exhibit G     Proposed Form of Notice of Application, as Required by Rule 0-2(g)
----------   -------------------------------------------------------------------

                    Tuxis Corporation; Notice of Application

                       SECURITIES AND EXCHANGE COMMISSION

                        Release Nos. IC-_____, 811-_____


                                 ________, 2004

Notice of application for deregistration under section 8(f) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Tuxis Corporation requests an order declaring that it has ceased to be an investment company.

Applicant: Tuxis Corporation.

Filing Date: The application was filed on ___________, 2004.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ____________, 2004 and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. Applicant, c/o Stephanie A. Djinis, Law Offices of Stephanie A. Djinis, 1749 Old Meadow Road, Suite 310, McLean, VA 22102.

For Further Information Contact:
--------------------------------------------------------------------

     Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Branch, 450 Fifth Street NW, Washington, DC 20549-0102 (tel. 202-942-8090).

Applicant's Representations:

1. Applicant was incorporated under the laws of the State of Maryland on December 8, 1983 and commenced operations on March 7, 1984 as Bull & Bear Tax-Free Income Fund, a diversified series of shares of Bull & Bear Municipal Securities, Inc., an open-end management investment company registered under the Act. On November 8, 1996, upon stockholder approval, Applicant registered under the Act as a closed-end investment company as Bull & Bear Municipal Income Fund, Inc. by filing Forms N-8A and N-2. In 1998, stockholders approved proposals to change Applicant's investment objective and certain investment policies, to change Applicant's name to Tuxis Corporation, and to change the classification of Applicant from a diversified investment company to a non-diversified investment company.

2. In October 2001, Applicant's stockholders approved proposals to change the nature of Applicant's business so as to cease to be an investment company and to amend Applicant's fundamental investment policies regarding concentration and investing directly in real estate. Subsequently, Applicant's management ceased all activities relating to investment securities and has established operations in the real estate business. The investment management agreement between Applicant and its investment adviser, CEF Advisers, Inc., was terminated effective at the end of business on November 30, 2001. Commencing December 1, 2001, Applicant's officers assumed management of Applicant's affairs, subject to the general oversight of Applicant's Board of Directors.

3. In the third quarter of 2003, Applicant entered into a contract to purchase a 16,000 square foot commercial property on 1.7 acres located at 3814 Route 44, Mabbettsville, Dutchess County, New York ("Mabbettsville Property"), subject to various conditions. That purchase contract was assigned to a new wholly-owned subsidiary of Applicant called Tuxis Real Estate I LLC ("TRE-I").

4. On January 20, 2004, Applicant formed a new wholly-owned subsidiary called Tuxis Operations LLC ("TOP"). TOP provides all management services required for operation of real estate properties owned by Applicant either directly or through subsidiaries.

5. On January 30, 2004, TRE-I closed on the acquisition of the Mabbettsville Property. On February 11, 2004, a third new wholly-owned subsidiary of Applicant, called Tuxis Real Estate II LLC ("TRE-II"), agreed to purchase, subject to customary and other closing conditions, certain property adjoining the Mabbettsville Property ("Adjoining Mabbettsville Property") as part of Applicant's overall re-development and enhancement of the site.

6. On February 25, 2004, Applicant formed a fourth new wholly-owned subsidiary called Tuxis Real Estate Brokerage LLC ("TEB"). It is anticipated that TEB will act as a real estate brokerage firm representing institutional and retail parties seeking to buy, sell, lease or exchange primarily commercial properties in the State of New York.

7. On February 25, 2004, Applicant announced that it had appointed Robert J. Mathers as Vice President - Operations of TOP. Mr. Mathers oversees the development and operations of Applicant's real estate properties in Mabbettsville, New York.

8. On April 19, 2004, TRE-II closed on the acquisition of the Adjoining Mabbettsville Property.

9. Through TOP, Applicant intends to renovate the Mabbettsville Property and the Adjoining Mabbettsville Property building and landscaping, obtain requisite zoning and other permits, engage in an active leasing program, and operate the sites for multiple tenants in retail and other businesses. Applicant expects that the properties will be substantially re-developed in 2004 and that potential tenants would be able to occupy the premises in 2005. Applicant is seeking to further expand its property holdings in the New York region and management continues to conduct a business review, development, and acquisition program in this connection.

10. On March 1, 2004, Applicant announced that, commencing March 1, 2004, the determination and publication of its net asset value would be performed on a monthly basis as of the end of each calendar month. Applicant also announced that, effective April 30, 2004, its net asset value accounting agreement with an external service would be terminated and, effective May 1, 2004, net asset value would no longer be outsourced but would be calculated internally.

11. At March 31, 2004, neither Applicant nor any of its subsidiaries owned any "investment securities" as defined in Section 3(a)(2) of the Act ("Investment Securities"). No officer of Applicant or its subsidiaries currently spends any time engaged in the business of investing, reinvesting, owning, holding, or trading in securities for Applicant or its subsidiaries.

12. Full time personnel of Applicant and its wholly owned subsidiaries currently include Mark C. Winmill, President of Applicant and each of its wholly owned subsidiaries, and Robert J. Mathers, Vice President - Operations of TOP. In his capacity as President, Mr. Winmill manages all aspects of Applicant's real estate business. Mr. Winmill has a number of years experience in real estate development and syndication. Mr. Mathers' responsibilities will include the on-going management of Dutchess County properties, including managing the re-development of the properties, leasing space on the properties, and managing the properties' tenants. Applicant's personnel also include several additional officers and staff.

13. Currently, neither the Applicant nor any of its subsidiaries own any Investment Securities. Applicant holds only Government securities, cash items, and interests in its wholly owned subsidiaries; TRE-I and TRE-II hold only title to read estate; TOP and TEB hold no assets. As of March 31, 2004, TRE-I, TRE-II, TOP, and TEB represented approximately 89.43%, 5.92%, 0% and 0%, respectively of Applicant's total assets on an unconsolidated basis (exclusive of Government securities and cash items).

Applicant's Legal Analysis:

1. Section 8(f) of the Act provides that whenever the Commission, upon application or its own motion, finds that a registered investment company has ceased to be an investment company, the Commission shall so declare by order and upon the taking effect of such order, the registration of such company shall cease to be in effect.

2. Section 3(a)(1)(A) of the Act defines an investment company as any issuer which "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities."
Section 3(a)(1)(C) of the Act defines an investment company as any issuer which "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis." Section 3(a)(2) of the Act defines investment securities as "all securities except (a) Government securities, (B) securities issued by employees' securities companies; and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)." Section 2(a)(24) of the Act defines majority-owned subsidiary of a person as "a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person." Applicant states that it is no longer an investment company as defined in section 3(a)(1)(A) or section 3(a)(1)(C). Applicant states that it and its subsidiaries are actively engaged in the real estate development business, and that Applicant and its subsidiaries are also actively engaged in conducting a business review, development, and acquisition program for future business expansion.

3. Applicant states that it no longer meets the definition of investment company under the Act, and that it is thus qualified for an order of the Commission pursuant to section 8(f) of the Act. Applicant states that after entry of the order requested by the application, it will continue to be a publicly-held company listed on the American Stock Exchange and will continue to be subject to the reporting and other requirements of the Securities Exchange Act of 1934.

For the Commission, by the Division of Investment Management, under delegated authority.

(1) Cash items include accounts receivable, pre-paid items, a checking account balance, and money market fund shares. Pre-paid items consist of an insurance deposit and premium. (2) Applicant currently invests in an unaffiliated money market fund in excess of the limits set forth in Section 12(d)(1)(A)(iii) of the Act pursuant to the exemption set forth in Section 12(d)(1)(F) of the Act.
(3) Tonopah Mining Company of Nevada, 26 SEC 426 (1947); Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 (Nov. 13, 1979), [1979-80] Fed. Sec. L. Rep. (CCH) Para. 82,465, n. 24. (4) See, In re
Southeastern Capital Corp., Inv. Co. Act Rel. Nos. 13986 (April 23, 1984) (notice) and 13956 (May 21, 1984) (63% of applicant's total assets in "cash, cash equivalents and government securities"); In re Baldwin Securities Corporation, Inv. Co. Act Rel. Nos. 15700 (April 24, 1987) (notice) and 15747 (May 20, 1987) (order) (application states that income derived almost 100% from investments in Government securities; approximately 90% of total assets held in cash or cash equivalents; liquidity needed to fund the purchase in the near future of positions in operating companies pursuant to applicant's business plan of converting from an investment to an operating company); In re Madison Fund, Inc. , Inv. Co. Act Rel. Nos. 13565 (October 5, 1983) (notice) and 13611 (November 1, 1983) (order) (notice states that 53% of assets in cash and cash items, primarily U.S. Treasury securities and that majority of income is from interest on U.S. Treasury securities; application states that only 39.6% of assets in natural resources business (including cash and Government securities) and that the remainder is in cash and Government securities awaiting investment; applicant has rigorous evaluation procedures and conducts analysis on possible deals); and Alpha-Delta (staff states that investments in Treasury bills will not automatically trigger investment company status, even if more than 50% of a company's assets are invested in Treasury bills, if the primary engagement of the company is in other activities).
(5) See, Greenwich Capital Acceptance, Inc., SEC No-Action Letter (Aug. 8,
1991).
(6) Applicant has filed, and has pending with the Commission, an application for exemption from Sections 17(a), 17(d), 18(d) and 23(a), (b) and (c) of the Act and the rules thereunder that would allow it to grant stock options and other incentive compensation under certain limited circumstances. That application was filed with the Commission on October 23, 2003. Applicant intends to request that this application be withdrawn if the requested order under section 8(f) of the Act is granted.